EXHIBIT 99.1

HEXO Corp.’s Shareholders Overwhelmingly Approve Redecan Transaction and Senior Secured Convertible Note Financing Share Reserve

OTTAWA, Aug. 25, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO” or the “Company”) (TSX: HEXO; NASDAQ: HEXO) is pleased to announce that at its meeting of shareholders held earlier today (the "Meeting"), holders ("Shareholders") of common shares of HEXO ("Common Shares") showed their overwhelming support of the previously announced acquisition of all of the outstanding shares of the entities that carry on the business of Redecan, Canada’s largest privately-owned licensed producer (the “Transaction”) in exchange for $400 million to be paid in cash in addition to the issuance of 69,721,116 Common Shares (the “Consideration Shares”), subject to certain customary adjustments. A total of 28,969,378 Common Shares (approximately 19% of the issued and outstanding Common Shares) were represented at the Meeting in person by virtual attendance or by proxy.

At the Meeting, Shareholders voted overwhelmingly in favour of the ordinary resolution (the "Transaction Resolution") to, among other things, approve the issuance of the Consideration Shares pursuant to the Transaction. The Transaction Resolution was approved by 96.183% of the votes cast by Shareholders. In addition, Shareholders also voted overwhelmingly in favour of the ordinary resolution (the "Financing Resolution") to approve the issuance of more than 32,198,894 Common Shares pursuant to the senior secured convertible note dated May 27, 2021 in the principal amount of US$360.0 million and due May 1, 2023 (the “Senior Secured Note”), representing more than 25% of the issued and outstanding Common Shares, and the issuance of Common Shares at a price less than the market price less any allowable discount (as determined by TSX rules) in the event that HEXO wishes to satisfy redemption and certain other payments under the Senior Secured Note in Common Shares. The Financing Resolution was approved by 94.992% of the votes cast by Shareholders. As previously announced, all regulatory approvals necessary for completion of the Transaction have been obtained. Completion of the Transaction remains subject to other customary conditions to closing and is expected to occur in the coming days.

About HEXO

HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint-venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share.

For more information, please visit www.hexocorp.com.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Neither the TSX, nor NASDAQ accepts responsibility for the adequacy or accuracy of this release.